Ostin Technology Group Co., Ltd.

Building 2, 101/201 1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

VIA EDGAR

March 5, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Andi Carpenter

Re:    Ostin Technology Group Co., Ltd.

    Draft Registration Statement on Form F-1

    Submitted September 28, 2020

    CIK 0001803407

Dear Ms. Carpenter:

Ostin Technology Group Co., Ltd. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 23, 2020, regarding the Draft Registration Statement on Form F-1 submitted to the Commission on September 28, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Registration Statement on Form F-1 (the “Registration Statement”), which is being filed to the Commission contemporaneously with the submission of this letter.

Draft Registration Statement on Form F-1 Submitted September 28, 2020

General

1.	Please revise to disclose the impact of the COVID-19 on your company, if material. Refer to CF Disclosure Guidance: Topic No. 9 and 9A for additional guidance.

Response: In response to the Staff’s comment, we have revised our disclosure to discuss impact of the COVID-19 on us on pages 43 and 57 of the Registration Statement.

Use of Proceeds, page 32

2.	We note your disclosure on page 63 that you plan to acquire the equipment provided by Shanghai Inabata upon termination of your agreement and that you plan to use a portion of the proceeds from this offering to purchase additional equipment for manufacturing polarizers. Please briefly describe the assets and their cost. If the assets will be acquired from affiliates of the company or their associates, disclose the persons from whom they will be acquired and how the cost to the company will be determined. Refer to Item 3.C.2 of Form 20-F.

Response: In response to the Staff’s comment, we have revised our disclosure to discuss the assets and costs of acquiring the equipment provided by Shanghai Inabata and additional equipment for manufacturing polarizers on pages 63 of the Registration Statement. We respectfully advise the Staff that the assets we plan to acquire will not be from affiliates of the Company or their associates and as such, we have revised our disclosure on page 63 of the Registration Statement to clarify this.

Ms. Andi Carpenter

March 5, 2021

Capitalization, page 34

3.	Revise the first sentence of the introductory paragraph to indicate that the table sets forth your cash and cash equivalents and your capitalization as of March 31, 2020.

Response: In response to the Staff’s comment, we have revised our disclosure to indicate that the table sets forth our capitalization and cash and cash equivalents as of September 30, 2020 on page 34 of the Registration Statement as a result of the inclusion of the Company’s financial statements for the fiscal year ended September 30, 2020.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Sales, page 44

4.	We note that your fiscal year 2019 sales of display modules decreased by $27.2 million or 45% from fiscal year 2018. Please revise to describe the factors that resulted in this decline in revenue. Refer to Item 303(a)(3) of Regulation S-K.

Response: Due to the inclusion of the Company’s financial statements for the fiscal year ended September 30, 2020, we have updated the disclosure under the section Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations to describe factors that contributed to the changes in result of operations for the periods covered by the financial statements.

Our Business, page 56

5.	Please revise to include a description of the seasonality of your business. Refer to Item 4.B.3 of Form 20-F.

Response: In response to the Staff’s comment, we have added disclosure regarding the seasonality of our business on page 66 of the Registration Statement.

Our Products, page 58

6.	We note your disclosure by breakdown of sales of your display modules by applications. We note that consumer electronics represented 72% of sales in FYE 2018, represented 50% FYE 2019, and 81% of Six Months Ended March 31, 2020. Please revise to elaborate on the fluctuations in percentages in the consumer electronics.

Response: In response to the Staff’s comment, we have revised our disclosure to elaborate on the fluctuations in percentages in the consumer electronics on pages 59 and 60 of the Registration Statement.

Ms. Andi Carpenter

March 5, 2021

Investment Agreement with Shuangliu Government, page 65

7.	Please clarify whether you have completed Phase I and Phase II of your project, and disclose the current status of your arrangement.

Response: In response to the Staff’s comment, we have added disclosure on page 65 of the Registration Statement.

Investment Agreement with Naxi Government, page 66

8.	We note your disclosure that the project company is expected to achieve annual production and sales of no less than RMB1 billion ($144 million). Please clarify the timeframe for when the project company is expected to achieve production and sales of $144 million and clarify whether this is an obligation under your agreement. Please ensure that you have disclosed the material terms of your agreement. Please also disclose the current status of your arrangement with the Naxi Government.

Response: In response to the Staff’s comment, we have added supplemental disclosure on page 66 of the Registration Statement. We respectfully advise the Staff that material terms of this agreement have been disclosed in the Registration Statement.

Related Party Transactions, page 86

9.	Please revise to disclose the specific related party share issuances.

Response: In response to the Staff’s comment, we have disclosed the specific related party share issuances on pages 86 and 97 of the Registration Statement.

Financial Statements

Index to Consolidated Financial Statements, page F-1

10.	We note that the latest audited financial statements included in the filing are of as and for years ended September 30, 2019 and 2018, which are older than 12 months. We also note from page 1 that shares of Jiangsu Austin have been trading on the National Equities Exchange and Quotations Co., Ltd. since 2015. Please refer to Item 4.b of this Form F-1 and Item 8.A.4 of Form 20-F and update the filing to comply. Any request for a waiver of the 12-month requirement representing that compliance is not required in any other jurisdiction outside the United States should be submitted to the Division's Office of Chief Accountant prior to filing that representation as an exhibit to the registration statement.

Response: In response to the Staff’s comment, we have included the financial statements for the fiscal year ended September 30, 2020 in the Registration Statement.

Ms. Andi Carpenter

March 5, 2021

Report of Independent Public Accounting Firm, page F-2

11.	We note that your financial statements are audited by TPS Thayer LLC of Sugar Land, Texas while your executive offices and all your operations, including your manufacturing facilities, are located in China. Please explain to us your choice of auditors and have your auditors explain to us how they planned and conducted the audit of your company's financial statements, including observation of inventory, existence of fixed assets and testing of internal controls, from Sugar Land, Texas.

Response: We respectfully advise the Staff that TPS Thayer LLC was referred to us by our financial adviser in the United States. We understand that TPS Thayer LLC is a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and is required to conduct audit in accordance with the standards of the PCAOB. We made our choice of auditors based on its knowledge and experience in China and bilingual working abilities of its employees.

We respectfully advise the Staff that TPS Thayer LLC conducted on-site interviews at our office in China in planning for the audit. The employees of TPS Thayer LLC obtained confirmation letters from the banks and visited our manufacturing facilities to assess our fixed asset and inventory. They also performed substantive testing of our revenue recognition, inventory valuation and related party transactions in addition to reliance on our internal controls.

Attached hereto as Exhibit A is a letter from our auditors explaining how they planned and conducted the audit of our financial statements.

Consolidated Statements of Changes In Shareholders’ Equity, page F-5

12.	Please revise Note 12 to describe the circumstances surrounding the cash stock offerings of $3,436,242 and $1,408,963 made in fiscal year 2018 and 2019, respectively. Disclose the number of shares offered and the price per share. Explain why no par value was recorded in the common stock account, as shown on this statement, or revise the statement to disclose the number of shares and par value you recorded for each transaction.

Response: We respectfully advise the Staff that during fiscal year 2018 and 2019, the subsidiaries of the Company’s variable interest entity raised a total of $3,436,242 and $1,408,963, respectively, through stock offering. The Company did not conduct any stock offering during these two fiscal years. Therefore, the net proceeds the Company’s subsidiaries received were recorded as additional paid in capital and no par value was recorded.

Ms. Andi Carpenter

March 5, 2021

Note 3 Accounts Receivable, page F-17

13.	We note that you recorded provisions for doubtful accounts of $637,256 in 2018 and $85,523 in 2019. Please explain to us the circumstances surrounding the provision recorded in 2018 and contrast them with the circumstances that resulted in a much lower amount in 2019. Tell us and revise Note 3 of your interim financial statements to disclose the amount of the provision for doubtful accounts you recorded in the six months ended March 31, 2020.

Response: In response to the Staff’s comment, we have disclosed the amount of provision for doubtful accounts for the year ended September 30, 2020 on page F-17 of the Registration Statement as a result of the inclusion of the Company’s financial statements for the fiscal year ended September 30, 2020. We respectfully advise the Staff that, due to a number of long aging receivables we believed we were not able to collect during fiscal year 2018, we recognized those receivables as provisions for doubtful accounts. However, as our long aging receivables significantly decreased and customers made timely payments during fiscal year 2019, we recognized less provisions for doubtful accounts.

Note 6 Property, Plant and Equipment, page F-18

14.	Please revise the note to describe the transactions reflected in the long-term deferred expenses caption and explain why the amounts are presented as part of Property, Plant, and Equipment.

Response: In response to the Staff’s comment, we have revised the caption on page F-18 of the Registration Statement.

Note 12 Stockholders’ Equity

Ordinary Shares, page F-22

15.	You disclose that your paid-in capital was zero on September 30, 2019. However, we note from the audited balance sheet in page F-3 that your paid-in capital was $10,254,314 on that date. Please revise the disclosure or advise us.

Response: In response to the Staff’s comment, we have revised the disclosure on page F-22 of the Registration Statement.

Note 14 Contingencies and Commitment, page F-24

16.	We note from the risk factors and the Regulation section beginning on page 69 that you are not in compliance with certain environmental regulations, the regulations related to hiring dispatched workers, and the regulations on contributions in the employee benefits plans. Tell us how you considered the guidance in ASC 450 - Contingencies - for each of these instances of non-compliance, and revise this note to include appropriate disclosure.

Response: We respectfully advise the Staff that we considered the guidance in ASC 450 - Contingencies – for our noncompliance with certain environmental regulations, the regulations related to hiring dispatched workers, and the regulations on contributions in the employee benefits plans, evaluated potential legal risks related thereto and conclude that our current disclosure is in compliance with the applicable disclosure requirements for unrecognized loss contingencies under ASC 450-20-50.

Pursuant to ASC 450-20-50-6, the Company is not required to disclose loss contingencies involving an unasserted claim or assessment if there is no manifestation by a potential claimant of an awareness of a possible claim or assessment, unless the Company considers probable that a claim will be asserted, and there is a reasonable possibility that the outcome will be unfavorable and material. At this time, all noncompliance with aforementioned regulations the Company identified is unasserted and the Company has not been subject to any legal claim, assessment, or involved in any legal proceedings relating to those identified noncompliance initiated by any regulatory authorities or third parties, and the likelihood of any material legal proceedings against the Company relating to the noncompliance is also determined to be remote. As a result, the Company does not believe it is required to disclose such loss contingencies related to the noncompliance. However, the Company will regularly evaluate any potential claims or assessments, and will include appropriate disclosures as required.

Ms. Andi Carpenter

March 5, 2021

Recent Accounting Pronouncement, page F-39

17.	We note from page F-35 that you adopted ASC 842 - Leases - on October 1, 2019 but you disclose here that you adopted ASC 842 on January 1, 2019. Please revise to disclose the correct adoption date.

Response: We respectfully advise the Staff that we adopted ASC 842 - Leases - on October 1, 2019 and have revised the disclosure on page F-16 of the Registration Statement accordingly.

Exhibit 10.5, page 1

18.	It appears that you have redacted information under "4" on page 1 of Exhibit 10.5. To the extent that you are redacting information pursuant to Item 601(b)(10)(iv) of Regulation SK, please mark the exhibit index to indicate that portions of your exhibits have been omitted and mark the exhibit to indicate that both portions of the exhibit have been omitted and include a prominent statement on the first page of the redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and would likely cause competitive harm to you if publicly disclosed. Additionally, you must indicate by brackets where the information is omitted from the filed version of the exhibit. If you are not relying on Item 601(b)(10)(iv) of Regulation SK, then refile the exhibit with omitted information restored.

Response: In response to the Staff’s comment, we have marked both the exhibit index on page II-6 of the Registration Statement and the Exhibit 10.5 to indicate that portions of our exhibits have been omitted. We have included a prominent statement on the first page of Exhibit 10.5 that certain identified information has been excluded from the exhibit because it is both not material and would likely cause competitive harm if publicly disclosed. We respectfully advise the Staff that we are redacting information pursuant to Item 601(b)(10)(iv) of Regulation S-K.

Ms. Andi Carpenter

March 5, 2021

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Wei Wang, at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Tao Ling
Tao Ling, Chief Executive Officer

cc:	Wei Wang, Esq.

Exhibit A

December 9, 2020

Ostin Technology Group Co., Ltd.
#1, KeChuang Road, QiXia Area
Nanjing City, JiangSu Province, China
Attn: Mr. Tao Ling

Re: Response to SEC comment letter for Ostin Technology Group Co., Ltd. Draft Registration Statement on Form F-1 Submitted September 28, 2020 CIK 0001803407

Dear Mr. Ling:

This letter is in response to Securities & Exchange Commission (SEC) comment letter dated October 23, 2020 issued to our client Ostin Technology Group Co., Ltd. This response specifically addresses the below comment for “Report of Independent Public Accounting Firm, page F-2”.

SEC Comment:

“We note that your financial statements are audited by TPS Thayer LLC of Sugar Land, Texas while your executive offices and all your operations, including your manufacturing facilities, are located in China. Please explain to us your choice of auditors and have your auditors explain to us how they planned and conducted the audit of your company's financial statements, including observation of inventory, existence of fixed assets and testing of internal controls, from Sugar Land, Texas”.

TPS Response:

In order to conduct the audit procedures in reference to the observation of inventory, existence of fixed assets and testing of internal controls, we utilized our staff in China and some contracted Chinese professionals. This engagement was subject to our internal due diligence and ensuring their independence, capacity, and capability to perform the audit procedures under PCAOB standards. The audit procedures, which were performed by our staff and supervised, managed, and reviewed by us, included inquiries, observations, inspections, obtaining confirmations, and capturing pictures as supporting documentation, as well as performing walkthroughs and testing of control design to understand and test the company’s processes.

We arranged training sessions for our staff in China and coordinated through WeChat, Zoom meetings and emails. We had regular conference calls with the involved staff to provide day to day instructions for monitoring and supervision.

This summarizes our response to the SEC comment, if any further information required, please feel free to contact me Frank Parrish at fparrish@tpscpas.com or by telephone at (281) 888-0731.

Sincerely,

TPS Thayer, LLC